1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May 20, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kalkidan Ezra

Re:	Morgan Stanley ETF Trust (the “Trust”) (File No. 333-266913; 811-23820)

Dear Ms. Ezra:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Eaton Vance Mortgage Opportunities ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2025.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. These changes are expected to be reflected in Post-Effective Amendment No. 22 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 28, 2025. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.          Please carry over any applicable comments we made regarding the Trust’s registration statement on Form N-14 (File No. 333-276097).

Response 1.      The Trust will carry over any applicable comments and revise the disclosures in the Amendment accordingly.

Comment 2.          “Depositary Receipts” and “Foreign Currency Forward Exchange Contracts” appear to be comprised within “Foreign Securities Risk” in the section “Principal Risks.” Please make them sub-headings under “Foreign Securities Risk” in the section entitled “Additional Information About Fund Investment Strategies and Related Risks.”

Response 2.      The Trust respectfully notes that “Depositary Receipts” and “Foreign Currency Forward Exchange Contracts” are standalone risks; however, the Trust will relocate these risk factors in the section “Additional Information About Fund Investment Strategies and Related Risks” to follow “Foreign Securities Risk.”

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai